Blue Hat Interactive Entertainment Technology

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

86-592-228-0081

December 29, 2023

Via Edgar

Gregory Herbers/Evan Ewing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Hat Interactive Entertainment Technology
Registration Statement on Form F-3
Filed October 6, 2023
File No. 333-274893

Dear Mr. Herbers and Mr. Ewing:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 1, 2023 with respect to the Registration Statement on Form F-3 (File No. 333-274893) filed with the SEC on October 6, 2023 by Blue Hat Interactive Entertainment Technology (the “Company”). For your convenience, the texts of the Staff’s comments are set forth below followed by the Company’s responses in bold. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 1 to the Registration Statement on Form F-3 (the “F-3/A No. 1”) filed with the SEC concurrently with the submission of this letter.

Registration Statement on Form F-3

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, the Company has made updates on the cover page of the F-3/A No.1.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, the Company has made revisions on the cover page, pages 1-3 and page 5 of F-3/A No.1.

3.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company has added relevant disclosure on the cover page of the F-3/A No.1.

Prospectus Summary, page 1

4.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company pointed out to the Staff that a summary of risk factors and a complete list of risk factors have been disclosed in the Company’s annual report on 20-F, which has been incorporated by reference into the F-3/A No.1.

5.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has added a list of permissions and approvals and relevant disclosure on pages 6 and pages 9-10 of the F-3/A No.1.

6.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response: In response to the Staff’s comment, the Company has added relevant disclosure on pages 6 and 7 of the F-3/A No.1.

Risk Factors, page 8

7.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comment, the Company has added relevant disclosure on pages 9-10 of the F-3/A No.1.

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has added relevant disclosure on pages 9-10 of the F-3/A No.1.

Incorporation of Certain Information by Reference, page 42

9.	Please revise to provide the disclosure required by Item 6(b) of Form F-3.

Response: The Company has added such disclosure to the F-3/A No.1 on page 45.

Exhibits

10.	Please file the auditor’s consent.

Response: The Company has filed the auditor’s consent as an exhibit to the F-3/A No.1.

We thank you for the review and the comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Xiaodong Chen
Xiaodong Chen
Chief Executive Officer and President (Principal Executive Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP